

April 26, 2011

James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

> Re: Titan Energy Worldwide, Inc.
> Form 10-K for year ended December 31, 2010
> Filed April 6, 2011
> File No. 0-26139

Dear Mr. Fahrner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 1. Description of Business, page 3

Overview, page 3

1. We note your presentation of the non-GAAP measure, EBITDA and corresponding reconciliation on page 32. Please address the following:

- We note that your EBITDA calculation excludes items such as stock based compensation, expense related to warrants and changes in operating assets and liabilities. Given that it does not appear as though you have calculated EBITDA in accordance with SEC Exchange Act Release No. 47226, please revise your description of this measure to refer to adjusted EBITDA. Refer to the guidance in Non-GAAP Financial Measure Compliance and Disclosure Interpretation 103.01, which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

- In addition, it appears that your adjusted EBITDA excludes charges or liabilities that will require cash settlement. Please explain to us how your presentation complies with the guidance set forth in Item 10(e)(1)(ii)(A) of Regulation S-K.

- Revise future filings to clearly indicate that your adjusted EBITDA for the year ended December 31, 2010 was a negative number. Your current disclosure on page 3 implies that your adjusted EBITDA was a positive number.

Please provide us with a sample of your proposed revised disclosures.

Note 4 – Notes Payable, page F-14

2. We note your response to prior comment one in our letter dated March 2, 2011. We note that you believe that a decline in your share price would lead to a final liquidation of the company and therefore your conversion feature would not be subject to bifurcation. Given that there is no explicit limit on the number of shares you may have to issue under your convertible note agreement, it is unclear how you concluded your conversion feature should be classified as equity. Please explain to us if there is a provision which requires liquidation of the company when your shares reach a certain price. If there is no such explicit provision in place please explain to us how you concluded that your conversion feature is appropriately classified as equity.

3. We note that the notes you issued during the year ended December 31, 2010, contained beneficial conversion features of $681,203 and $297,430, respectively. Please reconcile the beneficial conversion feature disclosed in this footnote to amount recognized in your statement of stockholders equity of $1,320,748.

Note 14 – Fair Value, page F-20

4. We note the significance of your level 3 liabilities. Please explain to us the inputs and valuation technique(s) you used to measure the fair value of those liabilities. Refer to paragraph 810-10-50-2e of the FASB Accounting Standards Codification. Revise future filings as necessary based on our comment.

Exhibits 32.1 and 32.2

5. We note that your certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act refer to the fiscal year ended December 31, 2009. Please amend your filing to include signed certifications for the fiscal year ended December 31, 2010.

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You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief